UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.3)*

Zepp Health Corporation

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

98945L204

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 98945L204 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The New York Stock Exchange under the symbol “ZEPP.” Each ADS represents sixteen Class A ordinary shares of the issuer. No CUSIP number has been assigned to the Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Koh Tuck Lye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,528,816(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,528,816(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,816(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person IN

(1)	Represents 4,528,816 Class A ordinary shares (represented by 283,051 ADSs) held by Shunwei High Tech Limited. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

1	NAME OF REPORTING PERSON Shunwei Capital Partners II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,528,816 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,528,816 (2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,816 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person CO

(2)	Represents 4,528,816 Class A ordinary shares (represented by 283,051 ADSs) held by Shunwei High Tech Limited. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited.

1	NAME OF REPORTING PERSON Shunwei Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,528,816 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,528,816 (3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,816 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person PN

(3)	Represents 4,528,816 Class A ordinary shares (represented by 283,051 ADSs) held by Shunwei High Tech Limited. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P.

1	NAME OF REPORTING PERSON Shunwei China Internet Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,528,816 (4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,528,816 (4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,816 (4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person PN

(4)	Represents 4,528,816 Class A ordinary shares (represented by 283,051 ADSs) held by Shunwei High Tech Limited. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P.

1	NAME OF REPORTING PERSON Shunwei High Tech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,528,816
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,528,816
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,528,816
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.7%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

Zepp Health Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Huami Global Innovation Center, Building B2, Zhong’an Chuanggu Technology Park, No. 900 Wangjiang West Road, Hefei 230088, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Koh Tuck Lye,

(ii)	Shunwei Capital Partners II GP Limited,

(iii)	Shunwei Capital Partners II GP, L.P.,

(iv)	Shunwei China Internet Fund II, L.P., and

(v)	Shunwei High Tech Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Koh Tuck Lye 111 Somerset Road, TripleOne Somerset, #07-07 Singapore 238164

(ii)	Shunwei Capital Partners II GP Limited Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iii)	Shunwei Capital Partners II GP, L.P. Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(iv)	Shunwei China Internet Fund II, L.P. Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands

(v)	Shunwei High Tech Limited Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands

Item 2(c).	Citizenship:

(i)	Koh Tuck Lye – Singapore

(ii)	Shunwei Capital Partners II GP Limited – Cayman Islands

(iii)	Shunwei Capital Partners II GP, L.P. – Cayman Islands

(iv)	Shunwei China Internet Fund II, L.P. – Cayman Islands

(v)	Shunwei High Tech Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

98945L204

This CUSIP number applies to the American depositary shares of the Issuer, each representing sixteen Class A ordinary shares of the Issuer, par value $0.0001 per share. No CUSIP has been assigned to the Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Koh Tuck Lye	4,528,816	3.7%	0.3%	4,528,816	0	4,528,816	0
Shunwei Capital Partners II GP Limited	4,528,816	3.7%	0.3%	4,528,816	0	4,528,816	0
Shunwei Capital Partners II GP, L.P.	4,528,816	3.7%	0.3%	4,528,816	0	4,528,816	0
Shunwei China Internet Fund II, L.P.	4,528,816	3.7%	0.3%	4,528,816	0	4,528,816	0
Shunwei High Tech Limited	4,528,816	3.7%	0.3%	4,528,816	0	4,528,816	0

As of September 30, 2024, 4,528,816 Class A ordinary shares (represented by 283,051 ADSs) were directly held by Shunwei High Tech Limited. Shunwei High Tech Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye.

The percentage of class of securities beneficially owned by each Reporting Person is based on 122,712,060 Class A ordinary shares of the Issuer outstanding as of February 29, 2024, and the percent of aggregate voting power is based on 122,712,060 Class A ordinary shares and 117,208,247 Class B ordinary shares of the Issuer outstanding as of February 29, 2024, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on April 23, 2024. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement by and among the Reporting Persons as Exhibit 99.(A) to the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 1, 2019

*       Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

Koh Tuck Lye

/s/ Koh Tuck Lye

Shunwei Capital Partners II GP Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director

Shunwei Capital Partners II GP, L.P.

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Authorized Representative

Shunwei China Internet Fund II, L.P.

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Authorized Representative

Shunwei High Tech Limited

By:	/s/ Koh Tuck Lye
Name:	Koh Tuck Lye
Title:	Director